Exhibit 99.1

RECON TECHNOLOGY, LTD.

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road, Beijing 100107

People’s Republic of China

Notice of 2019 Annual Meeting of shareholders

To Be Held on December 2, 2019 at 9:00 a.m. Beijing Time

To the shareholders:

Recon Technology, Ltd. (the “Company,” or “we”) will hold the 2019 annual meeting of shareholders (the “Annual Meeting”) on December 2, 2019 at 9:00 a.m., Beijing Time (8 p.m. ET on December 1, 2019), at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China, for the following purposes:

1.	To elect two Class I members of the board of directors (the “Board”), to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2022 or until their successors are duly elected and qualified;

2.	To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020;

3.	To approve a share consolidation or reverse stock split, of the Company’s ordinary shares, par value $0.0185 per share, at a ratio of one-for-four, one-for-five or one-for-six (and if one-for-six is selected, to approve an increase in the authorized share capital of the Company from US$1,850,000.000 to US$1,850,000.037), with the exact ratio to be selected at the sole discretion of the Company’s Board such that the number of the Company’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio (the “Reverse Stock Split” and the proposal the “Reverse Stock Split Proposal”) or alternatively that the share capital of the Company remains unchanged;

4.	To transact any other business as may properly come before the meeting.

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The board of directors unanimously recommends that the shareholders vote “FOR” the election of two directors among three nominees, vote “FOR” the ratification of the appointment of Friedman LLP and vote “FOR” the Reverse Stock Split Proposal.

The board of directors has established the close of business on October 31, 2019 as the “record date” that will determine the shareholders who are entitled to receive notice of, and to vote at, the Annual Meeting or at any adjournment or postponement of the Annual Meeting. The notice of the Annual Meeting, this proxy statement, the proxy card and a copy of our 2019 Annual Report on Form 20-F will be first sent or made available to shareholders on or about November 5, 2019.

Attendance at the Annual Meeting is limited to the Company’s shareholders, their proxies and invited guests of the Company.

By order of the Board of Directors,

/s/ Shenping Yin
Shenping Yin
Chief Executive Officer

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

The following questions and answers are intended to address briefly some commonly asked questions regarding the Annual Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder. To better understand these matters you should carefully read this entire proxy statement.

Q: Why am I receiving this proxy statement?

A: The Company is holding its Annual Meeting to elect two Class I directors, ratify the appointment of the Company’s auditors, approve to effect the Reverse Stock Split, and to transact any business that may properly come before the meeting.

We have included in this proxy statement important information about the Annual Meeting. You should read this information carefully and in its entirety. The enclosed voting materials allow you to vote your shares without attending the applicable shareholder meeting. Your vote is very important and we encourage you to submit your proxy as soon as possible.

Q: What proposals are the shareholders being asked to consider?

A: The shareholders are being asked to:

1.	elect two Class I members of the board of directors, to serve a term expiring at the Annual Meeting following the fiscal year ending June 30, 2022 or until their successors are duly elected and qualified;

2.	ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020;

3.	approve a share consolidation or reverse stock split, of the Company’s ordinary shares, par value $0.0185 per share, at a ratio of one-for-four, one-for-five or one-for-six (and if one-for-six is selected, to approve an increase in the authorized share capital of the Company from US$1,850,000.000 to US$1,850,000.037), with the exact ratio to be selected at the sole discretion of the Company’s Board such that the number of the Company’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio (the “Reverse Stock Split” and the proposal the “Reverse Stock Split Proposal”) or alternatively that the share capital of the Company remains unchanged;

4.	transact any other business as may properly come before the meeting.

Q: What are the recommendations of the boards of directors?

A: THE BOARD OF DIRECTORS HAS DETERMINED THAT THE ELECTION OF TWO CLASS I MEMBERS OF THE BOARD OF DIRECTORS, THE RATIFICATION OF THE APPOINTMENT OF THE COMPANY’S AUDITORS AND THE APPROVAL TO EFFECT A REVERSE STOCK SPLIT ARE ADVISABLE AND IN THE BEST INTERESTS OF THE COMPANY AND ITS SHAREHOLDERS AND HAS UNANIMOUSLY APPROVED THE PROPOSALS DESCRIBED HEREIN. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ELECTION OF TWO DIRECTORS AMONG THREE NOMINEES, “FOR” THE RATIFICATION OF THE APPOINTMENT OF THE COMPANY’S AUDITORS AND “FOR” THE REVERSE STOCK SPLIT PROPOSAL.

Q: When and where will the Annual Meeting be held?

A: The Annual Meeting of shareholders will be held December 2, 2019 at 9:00 a.m., Beijing Time (8 p.m. ET on December 1, 2019), at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China.

Q: Who is entitled to vote at the Annual Meeting?

A: The record date for the Annual Meeting is October 31, 2019. Only holders of ordinary shares of the Company as of the close of business on the record date are entitled to notice of, and to vote at, the Annual Meeting or any adjournment or postponement thereof. As of the record date there were 23,049,639 ordinary shares outstanding. Each ordinary share that you own entitles you to one vote.

Q: What constitutes a quorum for the Annual Meeting?

A: At the Annual Meeting, the presence in person or by proxy of one-third (1/3) of our outstanding ordinary shares as of the record date will constitute a quorum at such Annual Meeting. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.

Q: How many votes are required to approve the proposals?

A: Nomination of Directors: The two nominees receiving the highest number of "For" votes among the three nominees will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Withhold” as to the nominee for director. Although you are asked to elect ONLY two nominees, if all of the three nominees are voted “for” in a proxy, each nominee will receive one vote for one ordinary share.

Ratification of Appointment of Auditors: The ratification of the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Reverse Stock Split: The approval of the Reverse Stock Split requires that a majority of the votes cast at the meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, vote in person or by proxy “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Q: Is cumulative voting permitted for the election of directors?

A: No. You may not cumulate your votes for the election of directors.

Q: How do the shareholders vote?

A: The shareholders have four voting options. You may vote using one of the following methods:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;
(2)	By email, by emailing your signed proxy card to vote@vstocktransfer.com;
(3)	By mail, by completing, signing and returning the enclosed proxy card; or
(4)	By fax, by faxing your signed proxy card to 1-646-536-3179.

Q: How can I attend the meeting?

A: The meeting is open to all holders of the Company’s ordinary shares as of the record date. You may attend the meeting in person or dial in for your information if you vote by proxy. The dial-in number in the United States is 1-866-620-9467, and the dial-in number in China is 010-95057. The password for the meeting is 97399962. Shareholders living in other countries are welcome to attend the conference call by contacting our Company at info@recon.cn.

Q: May shareholders ask questions at the meeting?

A: Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. In addition, a representative of Friedman LLP, our independent registered public accounting firm, is expected to be present at the Annual Meeting and will be allowed the opportunity to make a statement if desired and respond to appropriate questions.

Q: If my shares are held in “street name” by a broker or other nominee, will my broker or nominee vote my shares for me?

A: Your broker or other nominee does not have authority to vote on non-routine matters. All of the proposals presented at the Annual Meeting are considered non-routine matters. Your broker or other nominee will vote your shares held by it in “street name” with respect to these matters only if you provide instructions to it on how to vote. You should follow the directions your broker or other nominee provides.

Q: What if I do not vote on the matters relating to the proposals?

A: If you fail to vote or fail to instruct your broker or other nominee how to vote on any of the proposals, it will have no effect on such proposals. It will be treated as a “non-vote” and not count toward a quorum.

Q: May I change my vote after I have delivered my proxy or voting instruction card?

A: Yes. You may change your vote at any time before your proxy is voted at the Annual Meeting. You may do this in one of four ways:

•	by sending a notice of revocation to the corporate secretary of the Company, dated as of a later date than the date of the proxy and received prior to the Annual Meeting;

•	by sending a completed proxy card bearing a later date than your original proxy card and mailing it so that it is received prior to the Annual Meeting;

•	by logging on to the Internet website specified on your proxy card in the same manner you would submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	by attending your annual or Annual Meeting, as applicable, and voting in person.

Your attendance alone will not revoke any proxy.

If your shares are held in an account at a broker or other nominee, you should contact your broker or other nominee to change your vote.

Q: Do I have appraisal rights?

A: The shareholders do not have appraisal rights with respect to the matters to be voted upon at the Annual Meeting.

Q: Whom should I call if I have questions about the proxy materials or voting procedures?

A: If you have questions about the proposals, or if you need assistance in submitting your proxy or voting your shares or need additional copies of this proxy statement or the enclosed proxy card, you should contact Recon Technology Ltd., Room 1902, Building C, King Long International Mansion, No. 9 Fulin Road, Beijing 100107, People’s Republic of China, or call +(86) 010-84945799. If your shares are held in a stock brokerage account or by a bank or other nominee, you should contact your broker, bank or other nominee for additional information.

Q: What do I need to do now?

A: After carefully reading and considering the information contained in this proxy statement, including the annexes, please vote your shares as soon as possible so that your shares will be represented at the Annual Meeting. Please follow the instructions set forth on the proxy card or on the voting instruction form provided by the record holder if your shares are held in the name of your broker or other nominee.

Q: Who is paying for the expenses involved in preparing and mailing this proxy statement?

A: All of the expenses involved in preparing, assembling and mailing these proxy materials and all costs of soliciting proxies will be paid for by the Company.  In addition to the solicitation by mail, proxies may be solicited by our officers and other employees by telephone or in person.  Such persons will receive no compensation for their services other than their regular salaries.  Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the shares held of record by such persons, and we may reimburse such persons for reasonable out of pocket expenses incurred by them in so doing.

Q: What Interest Do Officers and Directors Have in Matters to Be Acted Upon?

A: Members of the board of directors and executive officers of the Company do not have any interest in any other proposal that is not shared by all other shareholders of the Company, other than Proposal 1, the election to our board of the nominees set forth herein.

PROPOSAL 1

ELECTION OF DIRECTOR

(ITEM 1 ON THE PROXY CARD)

Director Biographies

A brief biography of each director in each Class follows. You are asked to vote for two nominees from the three nominees listed below to serve as Class I members of the board of directors. PLEASE VOTE FOR ONLY TWO NOMINEES. The candidates for the board of directors have consented to serve if elected. The terms of the Class I members of the board of directors continue until the Annual Meeting of shareholders following the fiscal year ending June 30, 2022.

Nominees for election as Class I member of the board of directors to serve a three-year term, whose term will continue until the Annual Meeting of shareholders following the fiscal year ending June 30, 2022:

Ralph Hornblower, III

Independent Director Nominee

Age –71

Mr. Hornblower has been the managing partner and the owner of Hornblower & Company LLC from 1998. Hornblower & Company LLC is a consulting firm which advises companies in medical, health care, energy, and transportation industries. From 1979 to 1998, Mr. Hornblower was an in house counsel of Cape Cod Company. Mr. Hornblower received his Juris Doctor degree from University of Virginia Law School in 1974 and his bachelor degree from Harvard College in 1970. Mr. Hornblower has been a member of Washington D.C. bar since 1974. Mr. Hornblower was nominated as a director because of his extensive experience in the energy industry.

Shudong Zhao

Independent Director Nominee

Age –73

Before retiring in 2006, Mr. Zhao spent over 30 years working in the oilfield industry. From 1970 to 1976, Mr. Zhao worked as a technician in the Daqing oilfield. From 1976 to 1982, Mr. Zhao served as the vice director of the Hubei Oilfield Generalized Geologic Technical Research Institute. Mr. Zhao then spent 11 years as a director and section chief at the Scientific and Technological Development Department of the Huabei Petroleum Administrative Bureau. He was subsequently appointed Chief Geologist of the bureau, a position he held from 1993 to 1999. From 1999 to 2006, Mr. Zhao served as the General Manager of the Huabei Oilfield Company of CNPC. Mr. Zhao studied at the Northeast Petroleum Institute from 1965 to 1970. Mr. Zhao was nominated as a director because of his extensive experience in the oilfield industry.

Changqing Yan

Independent Director Nominee

Age –46

Mr. Yan has been working in finance area for a long time. From June 2017, Mr. Yan has been the vice president of Shanghai Hualing Investment Co., Ltd. From June 2016 to February 2017, Mr. Yan was the secretary of the board of Ningbo Sunlight Electrical Appliance, Co. Ltd., a public company in China, and also a director of Ningbo Sunlight Electrical Appliance, Co. Ltd. and is a member of its nominating board. From July 2013 to May 2016, Mr. Yan was the capitalization consultant of Beijing Liujianfang Technology, Co., Ltd. From January 2011 to June 2013, Mr. Yan was the vice president of Shanghai Jinyongxin Investment Co., Ltd. Mr. Yan received his a bachelor’s degree in science in 1996 and a master of law degree in 1999, both from Peking University. Mr. Yan has the lawyer’s certificate. Mr. Yan was nominated as a director because of his extensive experience in capital market.

Existing Class II members of the board of directors, whose terms continue until the Annual Meeting of shareholders following the fiscal year ending June 30, 2020:

Jijun Hu

Independent Director

Age – 54

Director since 2008

Mr. Hu joined our Board of Directors in 2008. From 1988 to 2003, Mr. Hu served in a variety of positions at our No. 2 test-drill plant, including technician of installation, assets equipment work, electrical installation, control room production dispatcher, Deputy Chief Engineer of the Technology Battalion and Deputy Director of Production. From 2003 to 2005, Mr. Hu served as Head of the Integrated Battalion and he is currently the Head of the Transport Battalion, Senior Electric Engineer. Mr. Hu graduated as an automated professional from the China University of Petroleum in 1988. Mr. Hu was chosen as a director because we believe his years of experience and knowledge gained while working at our No. 2 test-drill plant will prove beneficial to the guidance of our company.

Nelson N.S. Wong

Independent Director

Age – 57

Director since 2008

Mr. Wong joined our board of directors in 2008. In 1990 Mr. Wong joined the Vigers Group, a real estate company that provides services in valuation, corporate property services, investment advisory services, general practice surveying, building surveying, commercial, retail and industrial agency, and property and facilities management. Mr. Wong became the Vice Chairman and CEO of the Vigers Group in 1993. In 1995 Mr. Wong established the ACN Group, a business consulting firm, where he has worked continuously and continues to serve as the Chairman and Managing Partner. Mr. Wong received a bachelor’s degree in arts from the PLA Institute of International Relations in Nanjing in 1983. Mr. Wong was chosen as a director because we believe we can benefit from his leadership skills and management experience.

Existing Class III members of the board of directors, whose terms continue until the Annual Meeting of shareholders following the fiscal year ending June 30, 2021:

Yongquan Bi

Chairman and Director

Age – 41

Director since 2018

Mr. Bi founded Dalian Boqi Xinhai Group Ltd. Co. (“Boqi Group”) and its subsidiaries including Dalian Boqi Agriculture Technology Development Ltd. Co. and Dalian Boqi Culture Media Ltd. Co. in July 2008. He also founded Dalian Boqi Zhengji Pharmacy Franchise Ltd. Co. in July 2008 and Boqi Finance Lease (Liaoning) Ltd. Co., another subsidiary of Boqi Group, in November 2009. He has been the Chairman of each of these companies since their incorporation. Mr. Bi entered into a securities purchase agreement with us on November 20, 2017 to purchase 3 million shares for $4.8 million. Mr. Bi received a bachelor’s degree in finance in 2000 and a master’s degree in management in 2003, both from Dongbei University of Finance and Economics. Mr. Bi was chosen as a director because we believe we can benefit from his investment skills and management experience.

Shenping Yin
Chief Executive Officer and Director
Age – 49

Director since 2007

In 2003, Mr. Yin founded Nanjing Recon, a Chinese company that provides services to automate and enhance the extraction of petroleum in the PRC, and has been the Chief Executive Officer since that time. Prior to founding Nanjing Recon, Mr. Yin served as a sales manager for Fujian Haitian Network Company from 1992 through 1994. Mr. Yin has founded and operated a number of companies: Xiamen Hengda Haitian Computer Network Co., Ltd.

(1994), Baotou Hengda Haitian Computer Network Co., Ltd. (1997) and Beijing Jingke Haitian Electronic Technology Development Co., Ltd. (1999), and Jingsu Huasheng Information Technology Co., Ltd. (2000). In 2000, Mr. Yin merged the former Nanjing Kingsley Software Engineering Co., Ltd. into Nanjing Recon. Mr. Yin received his bachelor’s degree in 1991 from Nanjing Agricultural University in information systems. Mr. Yin was chosen as a director, and serves as Chairman of the board, because he is one of the founders of our company and we believe his knowledge of our company and years of experience in our industry give him the ability to guide our company as a director.

Guangqiang Chen
Chief Technology Officer and Director
Age – 56

Director since 2007

Mr. Chen has served as our Chief Technology Officer since 2003. Mr. Chen was a geological engineer for the Fourth Oil Extraction Plant of Huabei Oil Field from 1985 through 1993. From 1993 through 1999, Mr. Chen was a chief engineer for Xinda Company, CNPC Development Bureau. From 1999 through 2003, Mr. Chen served as the general manager of Beijing Adar. From 2011 to March 2013, Mr. Chen was a founder and majority shareholder of Qinghai Hua You Downhole Technology Co., Ltd. (“QHHY”). From March 2013 to December 2014, Mr. Chen remained a 40% shareholder of QHHY but was no longer involved QHHY’s day to day operations. Mr. Chen received his bachelor’s degree in 1985 from Southwest Petroleum Institute. Mr. Chen was chosen as a director because he is one of the founders of our company and we believe we can benefit from his years of engineering and management experience in the oil extraction industry.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Leadership Structure of the Board of Directors

Mr. Shenping Yin currently holds the position of Chief Executive Officer. Mr. Yongquan Bi currently holds the position of Chairman of the board of directors. The board of directors believes that that separating the roles of Chief Executive Officer and Chairman of the board of directors is in the best interests of the Company and its shareholders. Separating such roles allows our Chief Executive Officer to focus completely on operations and corporate strategy execution.

We do not have a lead independent director because of our Chief Executive Officer and Chairman are not held by the same person, and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board.

Risk Oversight

Our board of directors plays a significant role in our risk oversight. The board of directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

There are no material proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficial owner of more than 5% of the Company’s ordinary shares, or any associate of such persons is a party adverse to Company or has a material interest adverse to the Company.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF TWO

NOMINEES TO THE BOARD OF DIRECTORS.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

The three nominees listed in the Proxy Statement have agreed to serve as directors, if elected. If for some unforeseen reason any nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the board of directors.

How are directors compensated?

All directors hold office until the expiration of their respective terms and until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the board of directors. Employee directors and non-voting observers do not receive any compensation for their services. We pay $8,000 to each independent director annually for their service as a director except Yan Changqing who agrees to receive $4,000. In addition, non-employee directors are entitled to receive compensation for their actual travel expenses for each Board of Directors meeting attended.

Summary Director Compensation Table

Name(1)	Fees earned or paid in cash	Option Awards	Restricted Stock Awards		Total
Nelson N.S. Wong	$8,000	$0	$64,500	(2)	$72,500
Hu Jijun	$8,000	$0	$64,500	(2)	$72,500
Zhao Shudong	$8,000	$0	$64,500	(2)	$72,500
Bi Yongquan	$0	$0	$129,000	(2)	$129,000
Yan Changqing	$4,000	$0	$33,540	(2)	$37,540

(1)	Compensation for our directors Yin Shenping and Chen Guangqiang, who also serve as executive officers, is fully disclosed in the executive compensation table.

(2)	On August 21, 2018, the Company granted 100,000 restricted shares to Mr. Bi at an aggregate grant date fair value of $129,000, 50,000 restricted shares to each of Mr. Wong, Mr. Hu and Mr. Zhao at an aggregate grant date fair value of $64,000, and 26,000 restricted shares to Mr. Yan at an aggregate grant date fair value of $33,540, based on the stock closing price of $1.29 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date.

How does the Board of Directors determine which directors are independent?

The board of directors reviews the independence of each director yearly. During this review, the board of directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating Committee play in selecting nominees to the board of directors?

Two of the primary purposes of the Nominating Committee of the board of directors are (i) to develop and implement policies and procedures that are intended to ensure that the board of directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the board of directors and to recommend to the board of directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the board of directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at www.recon.cn under Investor Relations and in print upon request. The Nominating Committee of the Company’s board of directors was the only entity or person to nominate and/or recommend any of the director nominees.

Are the members of the Nominating Committee independent?

Yes. All members of the Nominating Committee have been determined to be independent by the board of directors.

How does the Nominating Committee identify and evaluate nominees for director?

The Nominating Committee considers candidates for nomination to the board of directors from a number of sources. Current members of the board of directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the board of directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the board of directors and the personality or “fit” of such candidate with existing members of the board of directors and management. The Nominating Committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees, however, the Nominating Committee does consider diversity of opinion and experience when nominating directors.

What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?

The Nominating Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at Recon Technology, Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China:

•	a recommendation that identifies the name and address of the shareholder and the person to be nominated;

•	the written consent of the candidate to serve as a director of the Company, if elected;

•	a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

•	such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nominating Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.

What are the minimum qualifications required to serve on the Company’s board of directors?

All members of the board of directors must possess the following minimum qualifications as determined by the Nominating Committee:

•	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

•	A director must have a record of professional accomplishment in his or her chosen field; and

•	A director must be prepared and able to participate fully in board activities, including membership on committees.

What other considerations does the Nominating Committee consider?

The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the board of directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the board of directors?

Shareholders and others who are interested in communicating directly with members of the board of directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:

Name of Director or Directors

c/o Secretary

Recon Technology, Ltd.

Room 1902, Building C

King Long International Mansion

9 Fulin Road

Beijing 100107 China

Does the Company have a Code of Business Ethics and Conduct?

The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at www.recon.cn and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the board of directors meet in fiscal 2019?

The board of directors met a total of seven (7) times during fiscal 2019. The Compensation Committee, the Audit Committee and the Nominating Committee each met seven (7) times during fiscal 2019. The board of directors invites, but does not require, directors to attend the Annual Meeting of shareholders. All of our directors attended the Company’s last Annual Meeting of shareholders.

What are the committees of the board of directors?

During fiscal 2019, the board of directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of November 4, 2019, their principal functions and the number of meetings held during the fiscal year ended June 30, 2019, are shown below.

Compensation Committee

The members of the Compensation Committee are:

Jijun Hu, Chairman

Nelson N.S. Wong

Shudong Zhao

The Compensation Committee held seven (7) meetings during the fiscal year ended June 30, 2019. The Compensation Committee’s charter is available on the Company’s website at www.recon.cn under Investor Relations and in print upon request. The Compensation Committee’s principal responsibilities include:

•	Making recommendations to the board of directors concerning executive management organization matters generally;

•	In the area of compensation and benefits, making recommendations to the board of directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the board of directors concerning policies and procedures relating to executive officers;

•	Making recommendations to the board of directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

•	Making recommendations to the board of directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

•	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee are:

Nelson N.S. Wong, Chairman

Shudong Zhao

Jijun Hu

The Audit Committee held seven (7) meetings during the fiscal year ended June 30, 2019. The primary responsibility of the Audit Committee is to assist the board of directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Mr. Wong qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

•	Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company;

•	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

•	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee elicits recommendations for the improvement of internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes developing and maintaining the adequacy of such internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper;

•	Review the internal accounting functions of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

•	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

•	Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

•	Review accounting and financial human resources and succession planning within the Company;

•	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

•	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Nominating Committee

The members of the Nominating Committee are:

Shudong Zhao, Chairman

Nelson N.S. Wong

Jijun Hu

The Nominating Committee had seven (7) meetings during the fiscal year ended June 30, 2019. All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:

•	Identify individuals qualified to become members of the board of directors and to make recommendations to the board of directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

•	Determine and make recommendations to the board of directors with respect to the criteria to be used for selecting new members of the Board of Directors;

•	Oversee the process of evaluation of the performance of the Company’s board of directors and committees;

•	Make recommendations to the board of directors concerning the membership of committees of the board and the chairpersons of the respective committees;

•	Make recommendations to the board of directors with respect to the remuneration paid and benefits provided to members of the board in connection with their service on the board or on its committees; and

•	Evaluate board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The board of directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a board committee or individual director. Shareholders wishing to communicate with the board as a whole, a board committee or an individual member may do so by sending a written communication addressed to the board of directors of the Company or to the committee or to an individual director, c/o Secretary, Recon Technology Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China. All communications will be compiled by the Secretary of the Company and submitted to the board of directors or the addressee not later than the next regular board meeting.

MANAGEMENT — BUSINESS HISTORY OF DIRECTORS AND EXECUTIVE OFFICERS

Jia Liu

Chief Financial Officer

Age –36

Ms. Liu has served as our Chief Financial Officer since 2008. Prior to that, Ms. Liu assisted various companies, with financial due diligence, field surveys and data analysis. Ms. Liu received her bachelor’s degree in 2006 from Beijing University of Chemical Technology, School of Economics and Management, and her master’s degree in industrial economics in 2009 from Beijing Wuzi University.

For information as to the business history of our Chief Executive Officer, Mr. Yin, and our Chief Technology Officer, Mr. Chen, and other directors, see the section “Proposal One: Election of Directors” elsewhere in this Proxy Statement.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S

NAMED EXECUTIVE OFFICERS

We have employment agreements with each of our Chief Executive Officer, Chief Technology Officer and Chief Financial Officer. With the exception of the employment agreement with our Chief Financial Officer, each of these employment agreements provides for an indefinite term. Such employment agreements may be terminated (1) if the employee gives written notice of his or her intention to resign, (2) the employee is absent from three consecutive meetings of the board of directors, without special leave of absence from the other members of the board of directors, and the board of directors passes a resolution that such employee has vacated his office, or (3) the death, bankruptcy or mental incapacity of the employee. The employment agreement for our Chief Financial Officer provides for a one-year term, which expired on March 12, 2017, and the parties have continued to operate under the terms of this agreement since its expiration. Such employment agreement may be terminated if Ms. Liu gives thirty days’ written notice of her intention to resign, or if the board of directors determines she can no longer perform her duties as Chief Financial Officer and provides her with thirty days’ written notice of termination.

Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.

EXECUTIVE COMPENSATION

The following table shows the annual compensation paid by us to Mr. Shenping Yin, our Chief Executive Officer, Mr. Guangqiang Chen, our Chief Technology Officer, and Ms. Jia Liu, our Chief Financial Officer, for the years ended June 30, 2019, 2018 and 2017. No other employee or officer received more than $100,000 in total compensation in fiscal 2019, 2018 and 2017.

Summary Executive Compensation Table

Name and principal position	Year	Salary	Bonus	Option Awards		Restricted Stock Awards		Total
Yin Shenping, Principal Executive Officer	2019	$120,000	$29,125	$—		$129,000	(7)	$278,125
	2018	$120,000	$30,212	$—		$0		$150,212
	2017	$125,590	$7,272	$—		$2,224,575	(1)(2)(4)(5)(6)	$2,357,437
Liu Jia Chief Financial Officer	2019	$80,000	$21,844	$—	(3)	$103,200	(7)	$205,044
	2018	$80,000	$22,659	$—	(3)	$0		$102,659
	2017	$80,000	$4,500	$—	(3)	$478,950	(4)(5)(6)	$563,450
Chen Guangqiang, Chief Technology Officer	2019	$141,844	$29,125	$—		$129,000	(7)	$299969
	2018	$144,472	$30,212	$—		$0		$174,684
	2017	$115,000	$5,272	$—		$2,224,575	(1)(2)(4)(5)(6)	$2,344,847

(1)	On December 13, 2013, the Company granted 95,181 restricted shares to Mr. Yin at an aggregate grant date fair value of $284,591 and 135,181 restricted shares to Mr. Chen at an aggregate grant date fair value of $404,191, based on the stock closing price of $2.99 at December 13, 2013. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. These restricted shares granted in fiscal 2014 are not reflected in the Summary Executive Compensation Table.

(2)	On January 31, 2015, the Company granted 150,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $247,500 and 150,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $247,500, based on the stock closing price of $1.65 at January 31, 2015. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date. These restricted shares granted in fiscal 2015 are not reflected in the Summary Executive Compensation Table.

(3)	On January 31, 2015, the Company granted 32,000 options to Ms. Liu Jia. These options vest over a period of three years, one-third of which vest on January 31 of each year beginning in 2016. The grant date fair value of such options was $1.65 per underlying share. These options granted in fiscal 2015 are not reflected in the Summary Executive Compensation Table.

(4)	On October 18, 2015, the Company granted 320,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $281,600, 320,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $281,600, and 36,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $31,680, based on the stock closing price of $0.88 at October 16, 2015. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date.

(5)	On July 27, 2016, the Company granted 360,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $396,000, 360,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $396,000, and 66,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $72,600, based on the stock closing price of $1.10 at July 27, 2016. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date.

(6)	On December 9, 2016, the Company approved management's new plan based on potential performance for the coming three fiscal years from fiscal 2017 to fiscal 2019. During fiscal year 2017, 3,010,000 shares were issued in front and they are forfeited and cancelled automatically in the event the company fails to meet certain operating performance goals. For more details, please see our current report in the form 6-K filed on December 9, 2016. The amortized compensation for fiscal year 2017 was aggregated to ¥7,449,818 ($1,080,000), based on the stock closing price of $1.35 at December 9, 2016. Among the 3,010,000 shares, assuming the maximum performance will be achieved, the Company granted 1,354,500 restricted shares to Mr. Yin at an aggregate grant date fair value of $1,828,575, 1,354,500 restricted shares to Mr. Chen at an aggregate grant date fair value of $1,828,575 and 301,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $406,350.

(7)	On August 21, 2018, the Company granted 100,000 restricted shares to Mr. Yin at an aggregate grant date fair value of $129,000, 100,000 restricted shares to Mr. Chen at an aggregate grant date fair value of $129,000, and 80,000 restricted shares to Ms. Liu at an aggregate grant date fair value of $103,200, based on the stock closing price of $1.29 at August 21, 2018. These restricted shares will vest over three years with one-third of the shares vesting every year from the grant date.

The following table summarizes, as of June 30, 2019, the outstanding options, restricted shares and restricted share unites that we granted to our current directors and executive officers and to other individuals as a group.

	Ordinary Shares
	underlying Options
	/Restricted Share		Exercise
	Units/Restricted		price	Date of
Name	Shares		(US$/share)	grant	Date of expiration
Yin Shenping	60,000		6.00	7/29/2009	7/28/2019
	48,000		2.96	3/26/2012	3/26/2022
	120,000	(1)	—	7/26/2016	7/26/2019
	1,354,500	(1)	—	12/9/2016	10/1/2019
	100,000		—	8/21/2018	8/21/2021
Liu Jia	50,000		6.00	7/29/2009	7/28/2019
	32,000		1.65	1/31/2015	1/31/2025
	22,000	(1)	—	7/26/2016	7/26/2019
	301,000		—	12/9/2016	10/1/2019
	80,000		—	8/21/2018	8/21/2021
Chen Guangqiang	50,000		6.00	7/29/2009	7/28/2019
	30,000		2.96	3/26/2012	3/26/2022
	120,000	(1)	—	7/26/2016	7/26/2019
	1,354,500	(1)	—	12/9/2016	10/1/2019
	100,000		—	8/21/2018	8/21/2021
Bi Yongquan	100,000		—	8/21/2018	8/21/2021
Nelson N.S. Wong	18,000		6.00	7/29/2009	7/28/2019
	25,000		1.65	1/31/2015	1/31/2025
	10,000	(1)	—	7/26/2016	7/26/2019
	50,000		—	8/21/2018	8/21/2021
Hu Jijun	15,000		6.00	7/29/2009	7/28/2019
	25,000		1.65	1/31/2015	1/31/2025
	10,000	(1)	—	7/26/2016	7/26/2019
	50,000		—	8/21/2018	8/21/2021
Zhao Shudong	9,000		2.96	3/26/2012	3/26/2022
	18,000		1.65	1/31/2015	1/31/2025
	10,000	(1)	—	7/26/2016	7/26/2019
	50,000		—	8/21/2018	8/21/2021
Yan Changqing	26,000		—	8/21/2018	8/21/2021
Other Individuals as a Group	135,600		2.96	3/26/2012	3/26/2022
	300,000		1.65	1/31/2015	1/31/2025
	50,000	(1)	—	10/18/2015	10/18/2018
	12,667	(1)	—	7/26/2016	7/26/2019
	900,000		—	12/18/2018	10/13/2020
	1,600,000		—	12/18/2018	08/21/2021
Total	7,236,267

(1)	Restricted share units.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AND RELATED SHAREHOLDER MATTERS

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of the date of this statement, for each person known by us to beneficially own 5% or more of our ordinary shares, and all of our executive officers and directors individually and as a group. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on shares, which consists of 23,049,639 shares outstanding as of November 4, 2019 and 622,600 shares subjected to options that can be exercised within 60 days of November 4, 2019. The 622,600 shares subject to options are deemed to be outstanding for the purposes of computing the percentage ownership of the individual holding such shares, but are not deemed outstanding for purposes of computing the percentage for any other person shown in the table. Our major shareholders do not possess voting rights that differ from our other shareholders. The address of each of the below shareholders is c/o Recon Technology Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China.

	Amount of
	Beneficial	Percentage
	Ownership	Ownership
Yin Shenping (1)	3,012,775	12.73%
Chen Guangqiang (2)	3,062,775	12.94%
Hu Jijun (3)	101,667	* %
Wong Nelson (4)	101,667	* %
Zhao Shudong(5)	109,667	* %
Liu Jia (6)	461,667	1.95%
Bi Yongquan	3,033,333	12.81%
Yan Changqing	8,667	* %
Directors and Executive Officers as a Group (eight members)**	9,892,218	41.79%

(1)	Includes 48,000 options to purchase ordinary shares that are exercisable within 60 days after November 4, 2019.

(2)	Includes 30, 000 options to purchase ordinary shares that are exercisable within 60 days after November 4, 2019.

(3)	Includes 25,000 options to purchase ordinary shares that are exercisable within 60 days after November 4, 2019.

(4)	Includes 25,000 options to purchase ordinary shares that are exercisable within 60 days after November 4, 2019.

(5)	Include 27,000 options that are exercisable within 60 days after November 4, 2019.

(6)	Includes 32,000 options to purchase ordinary shares within 60 days after November 4, 2019.

*	Less than 1%.
**	No other 5% shareholder.

Certain Relationships and Related Transactions, and Director Independence.

Transactions with Related Persons

Sales to related party consisted of the following:

	For the years ended June 30,
	2017	2018	2019	2019
	RMB	RMB	RMB	U.S. Dollars
Urumqi Yikeli Automatic Control Equipment Co., Ltd.	¥-	¥-	¥3,726,894	$542,741
Total revenues from related parties	¥-	¥-	¥3,726,894	$542,741

Other payables consisted of the following:

	June 30, 2018	June 30, 2019	June 30, 2019
Related Party	RMB	RMB	U.S. Dollars
Expenses paid by the major shareholders	¥2,767,349	¥2,029,908	$295,612
Due to family member of one owner	193,143	-	-
Due to management staff for costs incurred on behalf of Recon	250,965	260,965	38,004
Total	¥3,211,457	¥2,290,873	$333,616

The Company also had short-term borrowings from related parties. Below is a summary of the Company’s short-term borrowings due to related parties as of June 30, 2018 and 2019, respectively.

Short-term borrowings	June 30, 2018	June 30, 2019	June 30, 2019
due to related parties:	RMB	RMB	U.S. Dollars
Short-term borrowing from a Founder, 5.655% annual interest, due on December 15, 2018	5,011,782
Short-term borrowing from a Founder, 5.655% annual interest, due on March 21, 2019	4,006,283
Short-term borrowing from a Founder, 5.65% annual interest, due on December 19, 2019		5,008,640	729,400
Short-term borrowing from a Founder, 5.65% annual interest, due on March 27, 2020		4,001,885	582,787
Total short-term borrowings due to related parties	¥9,018,065	¥9,010,525	$1,312,187

The Company also had long-term borrowings from a related party. Below is a summary of the Company’s long-term borrowings due to a related party as of June 30, 2018 and 2019, respectively.

Long-term borrowings	June 30, 2018	June 30, 2019	June 30, 2019
due to related party:	RMB	RMB	U.S. Dollars
Long-term borrowing from a Founder, monthly payments of ¥126,135 inclusive of interest at 8.90%, ten years loan, due in November 2027.	¥9,663,729	¥8,977,001	$1,307,305
Less: current portion	(719,895	(780,797)	(113,706)
Total long-term borrowings due to related party	¥8,943,834	¥8,196,204	$1,193,599

Leases from related parties - The Company has various agreements for the lease of office space owned by the Founders and their family members. The terms of the agreement state that the Company will continue to lease the property at a monthly rent of ¥140,000 with annual rental expense at ¥1.68 million ($0.24 million). The details of leases from related parties are as below:

			Monthly Rent	Monthly Rent
Lessee	Lessor	Rent Period	RMB	USD
Nanjing Recon	Yin Shenping	April 1, 2018 - March 31, 2020	¥60,000	$8,737
BHD	Chen Guangqiang	January 1, 2019 - December 31, 2019	22,500	3,277
BHD	Mr Chen's family member	January 1, 2019 - December 31, 2019	47,500	6,917
Recon-BJ	Yin Shenping	July 1, 2019 - June 30, 2020	10,000	1,456

Expenses paid by the owner on behalf of Recon - Shareholders of our VIEs paid certain operating expenses for the Company. As of June 30, 2018, and 2019, ¥2,767,349 and ¥2,029,908 ($295,612) was due to them, respectively.

Other than as described herein, no transactions required to be disclosed under Item 404 of Regulation S-K have occurred since the beginning of the Company’s last fiscal year.

Director Independence

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). Mr. Wong, Mr. Hu, Mr. Zhao and Mr. Yan are our independent directors.

PROPOSAL 2:

TO RATIFY THE APPOINTMENT OF FRIEDMAN LLP AS THE COMPANY’S INDEPENDENT
REGISTERED PUBLIC

ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING JUNE 30, 2020

(ITEM 2 ON THE PROXY CARD)

AUDIT COMMITTEE REPORT AND FEES PAID TO

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the board of directors during fiscal year 2019?

The members of the Audit Committee as of June 30, 2019 were Nelson N.S. Wong, Shudong Zhao and Jijun Hu. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The board of directors has determined that Mr. Wong, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.recon.cn under Investor Relations.

How does the Audit Committee conduct its meetings?

During fiscal 2019, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews each of the Company’s annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2019?

The Audit Committee has:

•	reviewed and discussed the audited financial statements with the Company’s management; and

•	discussed with Friedman LLP, the Company’s independent registered public accounting firm for the fiscal 2019, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

Friedman LLP has supplied the Audit Committee with written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed Friedman LLP’s independence with Friedman LLP. The Audit Committee has concluded that Friedman LLP is independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2019?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the board of directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2019.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2019?

The Audit Committee has reviewed and discussed the fees paid to Friedman LLP during fiscal 2019 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with Friedman LLP’s independence.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee as of June 30, 2019:

Nelson N.S. Wong, Chairman

Shudong Zhao

Jijun Hu

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal years 2019 and 2018, Friedman LLP’s audit fees were $170,00 and $195,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal years 2019 and 2018.

Tax Fees

The Company has not paid Friedman LLP for tax services in fiscal years 2019 and 2018.

All Other Fees

During fiscal years 2019 and 2018, Friedman LLP’s other services fees were $0 and $8,000, respectively.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for fiscal 2019 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF FRIEDMAN LLP

AS THE COMPANY'S FISCAL 2020 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL 3:

TO APPROVE A SHARE CONSOLIDATION OF THE COMPANY’S ORDINARY SHARES

(ITEM 3 ON THE PROXY CARD)

General

The Board believes that it is in the best interest of the Company and the shareholders and is hereby soliciting shareholder approval to effect a reverse stock split (or share consolidation as a matter of Cayman Islands law) of the Company's ordinary shares at a ratio of one-for-four, one-for-five or one-for-six (and if one-for-six is selected, to approve an increase in the authorized share capital of the Company from US$1,850,000.000 to US1,850,000.037), with the exact ratio to be selected at the sole discretion of the Company’s Board (the “Reverse Stock Split”), on the effective date as determined by the Board, but must be on or before December 30, 2019.

The Reverse Stock Split may be passed ordinary resolutions which require the affirmative vote of a majority of the votes cast at the Annual Meeting by the shareholders present in person or represented by proxy and entitled to vote on such proposals, either in person, by proxy or by authorized representative. If our shareholders approve this proposal, our Board will have the authority, but not the obligation, in its sole discretion and without further action on the part of our shareholders, to select the Reverse Stock Split ratio among one-for-four, one-for-five and one-for-six and implement the Reverse Stock Split by filing the relevant Reverse Stock Split resolution with the Cayman Islands Registrar of Companies at any time after the approval of the Reverse Stock Split but on or before December 30, 2019.

The Reverse Stock Split will be implemented simultaneously for all ordinary shares that are issued and outstanding, all shares issuable under outstanding options and warrants. The Reverse Stock Split will affect all shareholders uniformly and will have no effect on the proportionate holdings of any individual shareholder, with the exception of adjustments related to the treatment of fractional shares (see below).

Purpose of the Reverse Stock Split

The Company’s ordinary shares are currently listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “RCON.” Among other requirements, the listing maintenance standards established by Nasdaq require the ordinary shares to have a minimum closing bid price of at least $1.00 per share. Pursuant to the Nasdaq Marketplace Rule 5550(a)(2) (the “Minimum Bid Price Rule”), if the closing bid price of the ordinary shares is not equal to or greater than $1.00 for 30 consecutive business days, Nasdaq will send a deficiency notice to the Company. Thereafter, if the ordinary shares do not close at a minimum bid price of $1.00 or more for 10 consecutive trading days within 180 calendar days of the deficiency notice, Nasdaq may determine to delist the ordinary shares.

On January 15, 2019, the Company received a notification letter (the “Notice”) from Nasdaq advising the Company that for 30 consecutive business days preceding the date of the Notice, the bid price of the Company’s ordinary shares had closed below the $1.00 per share minimum required for continued listing on Nasdaq pursuant to the Minimum Bid Price Rule. The Company was provided 180 calendar days, or until July 15, 2019, to regain compliance with the Minimum Bid Price Rule. The Company was unable to regain compliance with the Minimum Bid Price Rule by July 15, 2019.

On July 16, 2019, Nasdaq granted the Company an additional 180 calendar days, or until January 13, 2020, to regain compliance with the $1.00 per share minimum required for continued listing on Nasdaq pursuant to Minimum Bid Price Rule. The Nasdaq determination to grant the second compliance period was based on the Company’s meeting the continued listing requirement for market value of publicly held shares and all other applicable requirements for initial listing on Nasdaq, with the exception of the bid price requirement, and the Company’s written notice of its intention to cure the deficiency during the second compliance period by effecting a reverse stock split, if necessary.

In October 2019, the Company estimated that it would not be in compliance with the Minimum Bid Price Rule by January 13, 2020, which would subject the Company’s ordinary shares to delisting from Nasdaq. Therefore, the Board of Directors determined that it was in the best interest of the Company to solicit the approval of the shareholders to effect a reverse split of the Company’s ordinary shares. The Board of Directors reasonably believes that without receiving the shareholders’ approval and without the closing price of the ordinary shares otherwise meeting the $1.00 minimum closing bid price requirement, the Company’s ordinary shares will be delisted from Nasdaq.

In the event the ordinary shares were no longer eligible for continued listing on Nasdaq, the Company could be forced to seek to be traded on the OTC Bulletin Board or in the “pink sheets.” These alternative markets are generally considered to be less efficient than, and not as broad as, Nasdaq, and therefore less desirable. Accordingly, the Board of Directors believes delisting of the ordinary shares would likely have a negative impact on the liquidity and market price of the ordinary shares and may increase the spread between the “bid” and “ask” prices quoted by market makers.

The Board of Directors has considered the potential harm to the Company of a delisting from Nasdaq and believes that delisting could, among other things, adversely affect (i) the trading price of the ordinary shares, and (ii) the liquidity and marketability of the ordinary shares. This could reduce the ability of holders of the ordinary shares to purchase or sell ordinary shares as quickly and as inexpensively as they have done historically.

Delisting could also adversely affect the Company’s relationships with customers who may perceive the Company’s business less favorably, which would have a detrimental effect on the Company’s relationships with these entities.

Furthermore, if the ordinary shares were no longer listed on Nasdaq, it may reduce the Company’s access to capital and cause the Company to have less flexibility in responding to its capital requirements. Certain institutional investors may also be less interested or prohibited from investing in the ordinary shares, which may cause the market price of the ordinary shares to decline.

Selection of Reverse Stock Split Ratios

In determining which Reverse Stock Split ratio to implement among one-for-four, one-for-five and one-for-six, if any, following receipt of shareholder approval, our Board may consider, among other things, various factors such as:

●	the historical trading price and trading volume of our ordinary shares;

●	the then prevailing trading price and trading volume of our ordinary shares and the expected impact of the Reverse Stock Split on the trading market for our ordinary shares;

●	our ability to continue our listing on the Nasdaq;

●	which Reverse Stock Split ratio would result in the least administrative cost to us; and

●	prevailing general market and economic conditions.

If our shareholders approve the Reverse Stock Split, it is expected that the Reverse Stock Split will only be implemented if needed to maintain our listing on the Nasdaq. However, the Board hopes not to implement the Reverse Stock Split and reserves the right to abandon the Reverse Stock Split at any time prior to filing the Reverse Stock Split resolution if it determines, in its sole discretion, that the Reverse Stock Split is not needed to maintain our listing on the Nasdaq and is no longer in the best interests of the Company and its shareholders.

Registration and Trading of our Ordinary Shares

The Reverse Stock Split will not affect the registration of our ordinary shares or our obligation to publicly file financial and other information with the SEC. When the Reverse Stock Split is implemented, our ordinary shares will begin trading on a post-split basis on the effective date that we announce by press release. In connection with the Reverse Stock Split, the CUSIP number of our ordinary shares (which is an identifier used by participants in the securities industry to identify our Ordinary Shares) will change.

Fractional Shares

No fractional ordinary shares will be issued to any shareholders in connection with the Reverse Stock Split. Each shareholder will be entitled to receive one ordinary share in lieu of the fractional share that would have resulted from the Reverse Stock Split.

Authorized Shares

At the time the Reverse Stock Split is effective, our authorized ordinary shares will be consolidated at the same ratio. The authorized ordinary shares of the Company shall be increased from 100,000,000 to 100,000,0002 immediately before a reverse stock split at the ratio of one-for-six as per resolution 1. (C) below.

Street Name Holders of Ordinary Shares

The Company intends for the Reverse Stock Split to treat shareholders holding ordinary shares in street name through a nominee (such as a bank or broker) in the same manner as shareholders whose shares are registered in their names. Nominees will be instructed to effect the Reverse Stock Split for their beneficial holders. However, nominees may have different procedures. Accordingly, shareholders holding ordinary shares in street name should contact their nominees.

Stock Certificates

Mandatory surrender of certificates is not required by our shareholders. The Company’s transfer agent will adjust the record books of the Company to reflect the Reverse Stock Split as of the Effective Date. New certificates will not be mailed to shareholders.

Resolutions

The Board proposes to solicit shareholder approval to effect a reverse stock split (or share consolidation as a matter of Cayman Islands law) of the Company's ordinary shares at one of the ratios as set out below ((A) one-for-four; (B) one-for-five; (C) one-for-six; (D) remain unchanged) in the form of shareholder resolutions, the shareholders to approve each ratio and to grant the Board a discretion to determine the most appropriate ratio and such consolidation to be effective on such date as is determined by the Board. The resolutions be put to the shareholders to consider and to vote upon at the Annual Meeting in relation to amending the authorized share capital of the Company are:

1.	“IT IS HEREBY RESOLVED, as an ordinary resolution, that each of the following resolutions shall be approved as ordinary resolutions of the Company, and subject to and conditional upon that the Board determining which of the below resolutions is to be effective:

(A)	The 100,000,000 issued and unissued Ordinary Shares of par value of US$0.0185 each in the capital of the Company be and are hereby consolidated into 25,000,000 Ordinary Shares of nominal or par value of US$0.074 each, and following such consolidation the authorized share capital of the Company is US$1,850,000 divided into 25,000,000 ordinary shares of a nominal or par value of US$0.074 each, with such consolidation to be effective on such date as determined by the Board which date must be on or before December 30, 2019 and such date shall be announced by the Company;

(B)	The 100,000,000 issued and unissued Ordinary Shares of par value of US$0.0185 each in the capital of the Company be and are hereby consolidated into 20,000,000 Ordinary Shares of US$0.0925 each, and following such consolidation the authorized share capital of the Company is US$1,850,000 divided into 20,000,000 Ordinary Shares of a nominal or par value of US$0.0925 each, with such consolidation to be effective on such date as determined by the Board which date must be on or before December 30, 2019 and such date shall be announced by the Company;

(C)	The authorized share capital of the Company being US$1,850,000 comprising 100,000,000 Ordinary Shares of par value of US$0.0185 each be and are hereby increased to US$1,850,000.037 comprising 100,000,002 Ordinary Shares of par value of US$0.0185 each and the 100,000,002 issued and unissued Ordinary Shares of par value of US$0.0185 each in the capital of the Company be and are hereby consolidated into 16,666,667 Ordinary Shares of US$0.111 each, and following such consolidation the authorized share capital of the Company is US$1,850,000.037 divided into 16,666,667 Ordinary Shares of a nominal or par value of US$0.111 each, with such consolidation to be effective on such date as determined by the Board which date must be on or before December 30, 2019 and such date shall be announced by the Company; and

(D)	The share capital of the Company remains unchanged with the authorized share capital of the Company being US$1,850,000 comprising 100,000,000 Ordinary Shares of par value of US$0.0185 each.”

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE TO APPROVE A REVERSE
STOCK SPLIT OF THE COMPANY'S ORDINARY SHARES.  UNLESS REVOKED AS PROVIDED
ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH
APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the board of directors who served on the Compensation Committee during the fiscal year ended June 30, 2019 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Compliance with Section 16(a) Beneficial Ownership Reporting Requirements

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the Securities and Exchange Commission reports of ownership and changes in beneficial ownership of the Company’s ordinary shares. Directors, executive officers and greater than ten percent shareholders are required to furnish the Company with copies of all Section 16(a) forms they file. Based solely on a review of the copies of these reports furnished to the Company or written representations that no other reports were required, we believe that all reports were timely made.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended June 30, 2019 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Recon Technology, Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China, by calling 010-8494 5799 or via the Internet at www.recon.cn.

Shareholder Proposals

To be considered for inclusion in next year’s Proxy Statement or considered at next year’s annual meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing to: Secretary, Recon Technology, Ltd, Room 1902, Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107 China. We are not obligated to include shareholder proposals in our annual proxy statements as a foreign private issuer, but we will consider proposals submitted in writing in this way.

Shareholders Sharing an Address

We may send a single set of shareholder documents to any household at which two or more shareholders reside. This process is called “householding.” This reduces the volume of duplicate information received at your household and helps us to reduce costs. Your materials may be householded based on your prior express or implied consent. If your materials have been householded and you wish to receive separate copies of these documents, or if you are receiving duplicate copies of these documents and wish to have the information householded, you may write or call the following address or phone number: Secretary, Recon Technology, Ltd., 1902 Building C, King Long International Mansion, 9 Fulin Road, Beijing 100107, People’s Republic of China; +86 (10) 8494 5799.

Other Matters to Come Before the Meeting

The board of directors is not aware of any other business to be acted upon at the Annual Meeting. Pursuant to the Company’s bylaws, only the business described in the notice of the Annual Meeting of the shareholders will be conducted at such meeting.

Documents Incorporated By Reference

The SEC allows us to “incorporate by reference” information into this Proxy Statement.  This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be a part of this Proxy Statement, except for any information that is superseded by information that is included directly in this Proxy Statement or in any other subsequently filed document that also is incorporated by reference herein.

This Proxy Statement incorporates by reference our Annual Report on Form 20-F the fiscal year ended June 30, 2019 filed with the SEC on October 1, 2019.

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy and log-on using the below control number.

CONTROL #

VOTE BY MAIL
* SPECIMEN *	Mark, sign and date your proxy card and return it in the envelope we have provided.
1 MAIN STREET
ANYWHERE PA 99999-9999	VOTE BY FAX
Mark, sign and date your proxy card and
fax it to 646-536-3179.

VOTE BY EMAIL
Mark, sign and date your proxy card and send it to vote@vstocktransfer.com.

VOTE IN PERSON
If you would like to vote in person, please attend the Annual Meeting to be held at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China on December 2, 2019 at 9:00 a.m., Beijing Time.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual Meeting Proxy Card - Recon Technology, Ltd.

DETACH PROXY CARD HERE TO VOTE BY MAIL

THE BOARD OF DIRECTORS RECOMMEND A VOTE "FOR" TWO DIRECTOR NOMINEES AND "FOR" PROPOSAL 2, 3 AND 4.

(1)	To elect ONLY two (2) Class I members of the board of directors from the following three (3) nominees:

01 Ralph Hornblower, III	☐ FOR	☐ WITHHELD

02 Shudong Zhao	☐ FOR	☐ WITHHELD

03 Changqing Yan	☐ FOR	☐ WITHHELD

(2)	To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2020;

☐ FOR	☐	AGAINST	☐	ABSTAIN

(3)	To approve a reverse stock split of the Company’s ordinary shares, par value $0.0185 per share, at a ratio of one-for-four, one-for-five or one-for-six (and if one-for-six is selected, to approve an increase in the authorized share capital of the Company from US$1,850,000.000 to US$1,850,000.037), with the exact ratio to be selected at the sole discretion of the Company’s Board such that the number of the Company’s ordinary shares is decreased and the par value of each ordinary share is increased by that ratio or alternatively that the share capital of the Company remains unchanged;

☐ FOR	☐	AGAINST	☐	ABSTAIN

(4)	To transact any other business as may properly come before the meeting.

☐ FOR	☐	AGAINST	☐	ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN *	AC:ACCT9999	90.00

RECON TECHNOLOGY, LTD.

Annual Meeting of Shareholders

December 2, 2019

RECON TECHNOLOGY, LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints each of Mr. Shenping Yin, Ms. Jia Liu or ___________, with full power of substitution, as proxy to represent and vote all ordinary shares, of Recon Technology, Ltd. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on December 2, 2019 at 9:00 a.m. Beijing Time at Room 1902, King Long International Mansion, 9 Fulin Road, Beijing, China, upon matters set forth in the Notice of 2019 Annual Meeting of Shareholders, a copy of which has been received by the undersigned. Each ordinary share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR two Class I nominees chosen by the Company’s board, FOR the ratification of Friedman LLP, FOR the approval of a reverse stock split and FOR to transact any other business as may properly come before the meeting.

Please check here if you plan to attend the Annual Meeting of Shareholders on December 2, 2019 at 9:00 am. Beijing Time. ☐

(Continued and to be signed on Reverse Side)